UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Edge Tech Labs, LLC

Legal status of issuer

 Form
 Limited Liability Company

 Jurisdiction of Incorporation/Organization
 Virginia

 Date of organization
 August 16, 2017

Physical address of issuer
2221 South Clark Street, Floor 12, Arlington, VA 22202

Website of issuer
www.EdgeTechLabs.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in this Offering.

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☑   First-come, first-served basis

☐   Other:

Maximum offering amount (if different from target offering amount)
$400,000.00

Deadline to reach the target offering amount
November 10, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$211,880.00	$163,471.00
Cash & Cash Equivalents	$99,330.00	$94,071.00
Accounts Receivable	$46,638.00	$0.00
Short-term Debt	$307,500.00	$0.00
Long-term Debt	$210,000.00	$346,157.00
Revenues/Sales	$339,964.00	$138,587.00
Cost of Goods Sold	$158,739.00	$276,242.00
Taxes Paid	$0.00	$0.00

Net Income	-$130,433.00	-$228,081.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 8, 2017

FORM C

Up to $400,000.00

Edge Tech Labs, LLC



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Edge Tech Labs, LLC, a Virginia Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $400,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a commission equivalent to 2% of the Securities being issued in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$400,000.00	$20,000.00	$380,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. dba "Republic" will receive a commission equivalent to 2% of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.EdgeTechLabs.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 8, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-

TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.EdgeTechLabs.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Edge Tech Labs, LLC (the "Company") is a Virginia Limited Liability Company, formed on August 16, 2017. The Company was formerly known as Fret Zeppelin and VineIQ. The Company is currently also conducting business under the names DrinkMate, Fret Zealot, and VineTracks.

The Company is located at 2221 South Clark Street, Floor 12, Arlington, VA 22202.

The Company's website is www.EdgeTechLabs.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Edge Tech Labs is a software and hardware product company that brings state-of-the-art products to niche market gaps. Entire brands are designed, developed, and delivered and typically encompass two viable revenue streams from both the hardware and the software.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	450,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	400,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	800,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 10, 2017
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company has a limited operating history upon which one can evaluate its performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Virginia on August 16, 2013. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Edge Tech Labs relies on other companies to provide raw materials, electrical components, and a variety of supporting services for our products.
We depend on various suppliers and subcontractors to meet our contractual obligations to our customers and conduct operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide supplies and services which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular components or services.

The Company depends on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

The Company depends on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Shaun Masavage and John Tolly who are CEO (August 2013 through present) and CTO (June 2015 through present), respectively, of the Company. The Company has employment and equity vesting agreements with Shaun Masavage and John Tolly although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Shaun Masavage and John Tolly or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

The Company relies on various intellectual property rights, including patents and trademarks in order to operate our business.
The Company holds several intellectual property rights, including patents and trademarks; however, such intellectual property rights may not be sufficiently broad or otherwise may not provide the Company a significant competitive advantage. In addition, the steps the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on

acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Shaun Masavage and John Tolly in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Shaun Masavage or John Tolly die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company has not prepared any audited financial statements.
There is no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about

regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our primary manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, and safety or other regulations or failure to comply with existing licensing, labeling, trade, quality, safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the U.S. Department of Commerce and Labor. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of products are subject to governmental regulation that control such matters as advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, quality and safety, labeling or other laws or regulations, or new or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations.

Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Changes in raw material and manufacturing input prices could adversely affect The Company's business and results of operations.
Because pricing for the majority of our customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as electrical components, are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, Apple Lightning connectors, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm the Company's competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

The Company may incur additional expenses and delays due to technical problems or other interruptions at its manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in the Company's information systems could disrupt operations and would be adverse to its business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of Edge Tech Labs' customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 76.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Virginia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company

receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Edge Tech Labs is a software and hardware product company that brings state-of-the-art products to niche market gaps. Entire brands are designed, developed, and delivered and typically encompass two viable revenue streams from both the hardware and the software.

Business Plan
Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products. We have accomplished our initial goal of launching three brands and are now focusing on expanding those brands before launching new ones. Part of the expansion is the realization of the intended multiple revenue streams per product. For example, DrinkMate has hardware sales, but its Happy Hour Hunter feature offers untapped advertising to a niche, but large, group of individuals in an automated, lean fashion. We utilize our marketing and online presence to win with consumers at the "zero moment of truth" - when they are searching for information about a brand or product. We work collaboratively with our customers to improve the online and in-store presence of our products and win the "first moment of truth" - when a consumer is actively shopping. We must also win the "second moment of truth" - when a consumer uses the product, evaluates how well it met his or her expectations, and decides whether it was a good value. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth. We develop and distribute our three brands to serve diverse audiences worldwide. We manage our brands with creativity, expertise, and discipline to produce and distribute entertainment experiences across a wide variety of media platforms and engage consumers in many facets of their lives. With a strategic focus on content, we aim to expand, enhance, and evolve our brands worldwide by creating and acquiring popular content and other interactive experiences, building new networks and digital properties, and innovating in other forms of entertainment; foster a creative, dynamic and diverse corporate culture that reflects the diverse audiences we serve and strengthens our position as a leader in entertainment for consumers around the world; deepen our connection with audiences by investing wisely in content that fits our core businesses and brand portfolios and resonates with targeted audiences; continue to develop and refine innovative ways to distribute our content; fuel organic growth by developing products with local, regional, and multinational appeal; limit the impact of intellectual property theft by providing compelling, legitimate offerings, as well as through technology solutions, communications, legal enforcement, and other activities; drive efficiencies, execute strategies, and maintain a strong financial position through operational discipline; and generate significant long-term value for our stockholders.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
Fret Zealot	LED accessory for fretted instruments (e.g. guitars) that shows players exactly where to put their fingers.	Fretted instrument accessories, digital services (mobile applications), retail sales.
DrinkMate	A living map of local food and drink deals and an optional miniature breathalyzer for Android and iOS devices.	Digital services (advertising tool to connect establishments with their target audiences), big data, retail sales, wearables/health analysis.
VineTracks	Subscription-based wireless sensors for vineyards and grape farms with an intuitive web dashboard for analysis.	Sensor hardware, big data.

We are constantly researching and developing new variations of our products that may appeal to our customers. A new version of the DrinkMate breathalyzer is in development for 2018. We expect to launch a new version of Fret Zealot designed for bass guitars by the end of this year and anticipate a version for ukuleles in 2018. We are also developing additional sensors on the 4 expansion ports on each sensor node in VineTracks, which we hope to offer in 2018.

Our products are sold in more than 100 countries and territories around the world primarily through third party distributors, mass merchandisers, e-commerce, and high-frequency stores. DrinkMate laid the framework for our global distribution network, which Fret Zealot also utilizes. VineTracks is using independent sales representatives found through the same network to solicit vineyards and grape farms on a country/regional basis. In the USA, we have a full-time sales director who manages domestic accounts and sales representatives.

Competition
The Company's primary competitors are Fret Zealot: FretX, Fret Light. VineTracks: no other subscription-based hardware at this time; singular weather station companies. DrinkMate: Yelp (for reviews mentioning happy hour specials), BACtrack (stand-alone devices).

Each of our products faces a unique and developing marketplace and competition. However, our years of experience has helped us understand the marketplace and our customer. By developing new versions of our products, developing new marketing campaigns, and maintaining constant communication and support, we have adopted a system that our customer responds well to. Fret Zealot maintains a low price point, adaptability to all full-size guitars, and an international market potential for smaller versions. VineTracks also has a low price point due to a subscription-based model that provides the hardware for free. DrinkMate utilizes a feature called "Happy Hour Hunter" that leverages an already existing database of 12,000+ users. The hardware for DrinkMate (i.e. the breathalyzer) is half the size and half the cost of its nearest competitor, does not require a mouthpiece, and is powered by the customer's mobile device.

Supply Chain and Customer Base
Raw materials essential to our hardware are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. In 2016, we had only one sole-source supplier: Apple. They encountered an unacceptable supply chain failure with their Lightning connectors, which led to us planning an end date for DrinkMate hardware production and establishing a plan for a new wireless version in 2018 that did not have any sole suppliers for components. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid. Lead times are the biggest challenge, but currently, none of our products (DrinkMate, Fret Zealot, or VineTracks sensor platforms) are using any components that have significant lead times and are in fact much shorter than our competitor's products. Some of our largest and most important suppliers and distributors include Arrow Electronics (we are a member of their incubator program and get special prices and sales representatives) and Microchip (who we also have a close relationship with, mostly because they love our products and have written about them on their social media channels several times). For other components, we utilize a manufacturing representative, TAO Innovations (a.k.a. HomePro), who has a vested investment interest in Edge Tech Labs, to obtain special pricing direct from the factories of those components.

Fret Zealot and DrinkMate are primarily B2C products while VineTracks is a B2B enterprise product. We strive to have a 50% domestic / 50% international ratio of sales for all products. We utilized Google Analytics for specific data related to each website purchase of our product as well as a Google Analytics integration into the mobile application portion of our products. Fret Zealot: ages 15 - 45, 70% male / 30% female, Musicians, Aspiring Musicians, Mobile Device Users. VineTracks: Vineyard owners and consultants, Grape farms, Distilleries, Alcohol product producers. DrinkMate: ages 21 - 35, 70% male / 30% female, Post-college, Health Conscious, Wearables

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15138131	PORTABLE BREATHALYZER DEVICE	This patent covers the hardware design	April 24, 2015		USA

		of DrinkMate as well as its data link to mobile devices. It is quite future-proofed to cover all future versions of DrinkMate hardware with no or minimal updates or continuations needing to be filed.			
62487737	FRET ZEPPELIN	This patent covers the hardware design of Fret Zealot (formerly Fret Zeppelin) as well as its data link to mobile devices. It is quite future-proofed to cover all future versions of Fret Zealot hardware with no or minimal updates or continuations needing to be filed.	April 20, 2017		USA

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5160309	IC 009. US 021 023 026 036 038. G & S	DrinkMate	July 29, 2016	March 14, 2017	USA
4785754	IC 009. US 021 023 026 036 038. G & S	DRINKMATE (logo)	December 15, 2014	August 4, 2015	USA
87558925	IC 009. US 021 023 026 036 038. G & S	FRET ZEALOT	August 7, 2017		USA
87388363	IC 009. US 021 023 026 036 038. G & S	Fret Zeppelin (to be abandoned)	March 28, 2017		USA
87388405	IC 009. US 021	Fret Zepp (to be	March 28, 2017		USA

	023 026 036 038. G & S	abandoned)			
87529966	IC 009. US 021 023 026 036 038. G & S	Happy Hour Hunter	July 16, 2017		USA
87530037	IC 009. US 021 023 026 036 038. G & S	Happy Hour Hunter (logo)	July 16, 2017		USA

All other intellectual property is contained as trade secrets.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
DrinkMate	FDA	510(k) exemption	January 15, 2016	January 15, 2016

DrinkMate is technically considered a toxicology device, which is regulated by the USA Food & Drug Administration (FDA). There is no FDA approval required for DrinkMate, but the FDA requires that DrinkMate still be registered so that upon importation they know that it is a 510(k) exempt product. There is no other duty or negative externality associated with this requirement, other than needing to register the brand with the FDA annually.

Litigation
None

Other
The Company's principal address is 2221 South Clark Street, Floor 12, Arlington, VA 22202

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Edge Tango, LLC	Limited Liability Company	Virginia	April 28, 2017	50.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$28,000
Estimated Attorney Fees	0.00%	$0	1.13%	$4,500

General Marketing	2.00%	$1,000	14.00%	$56,000
Research and Development	6.00%	$3,000	5.00%	$20,000
Manufacturing	83.00%	$41,500	62.50%	$250,000
Equipment Purchases	2.00%	$1,000	1.25%	$5,000
Repayment of Debt	0.00%	$0	2.50%	$10,000
General Working Capital	0.00%	$0	6.63%	$26,500
Total	**100.00%**	**$50,000**	**100.00%**	**$400,000**

The Company will use a majority of the funds to expand manufacturing to meet rapidly increasing demand.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company will be able to change the use of the proceeds only given unforeseen circumstances (e.g. a very large purchase order from a retailer that will require additional equipment and manufacturing assets).

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
John Tolly

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO (June 2015 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, Edge Tech Labs (June 2015 - present) - Manage Edge Tech Labs software assets, teams, and development strategies. Manage App testing and product Q/A goals, API development to support user App functionality, and data analytics practices.

Director of Engineering (prior to June 2015) - Executive leadership with regard to engineering management, technical writing and systems engineering.

Education
The George Washington University - Computer Engineering (2006 - 2009)

Name
Shaun Masavage

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO (August 2013 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Edge Tech Labs (August 2013 - present) - Business strategy, operations management and investor relations

Education
University of Virginia - B.S., Mechanical Engineering

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Christopher Proctor	Employment Contract. Salary + 0.5% equity vesting over 3 years	April 14, 2017	
Shaun Masavage	Operating Agreement	September 26, 2016	
John Tolly	Operating Agreement	September 26, 2016	
Brandon Borko	Operating Agreement	September 26, 2016	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	307,500
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.3%

Type of security	Convertible Notes
Amount outstanding	250,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	6.3%

The Company has the following debt outstanding:

Type of debt	Founder Capital Contribution
Name of creditor	Shaun Masavage
Amount outstanding	$25,000.00
Interest rate and payment schedule	0% interest rate, infinite term
Amortization schedule	None
Describe any collateral or security	Unsecured
Maturity date	N/A
Other material terms	The debt shall be repaid at a time when it is fiscally responsible and possible for the Company to do so.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	307,500	$307,500.00	Expansion of manufacturing capabilities, inventory, marketing, research & development, office space	December 3, 2015	Rule 506(b)
Convertible Notes	250,000	$250,000.00	Expansion of manufacturing capabilities, inventory, marketing,	July 28, 2017	Rule 506(b)

			research & development, office space		

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few individual people. Those individual people are the founders listed as follows: Shaun Masavage, John Tolly, and Brandon Borko.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Shaun Masavage	54.5%
John Tolly	21.7%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
Each of the Company's products has multiple revenue streams, but in its early stage, it generated substantially all of its revenue from physical sales. For the year ended December 31, 2015, the Company recorded revenue of $138,587, and a net income loss of $228,081. For the year ended December 31, 2016, the Company recorded revenue of $339,964, and net income loss of $130,433. The reason behind these first two years of losses is the tremendous efforts that went into establishing the Company's global product distribution network and establishing initial product pipelines, the majority of which has now been completed. The Company's primary expenses are product manufacturing expenses and have increased over the year due to increased production quantities.

The Company intends to achieve and maintain profitability in the next 12 months through the launch of Fret Zealot. This product is immensely popular and will likely bring the Company to break-even itself by end of year 2017 due to holiday sales. Over the following years, DrinkMate and VineTracks recurring revenue will add to the profitability of Edge Tech Labs. Additional product features (with separate revenue sources) will be launched to expand the profitability of each brand.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently must put every spare dollar towards manufacturing additional Fret Zealot inventory and must balance operations and general business costs with manufacturing costs. The Offering proceeds will let us dedicate a specific portion of funds to inventory production and use the remaining funds for marketing and growth efforts.

The Company has the following sources of capital in addition to the proceeds from the Offering: $25,000 capital contribution from CEO & Founder, Shaun Masavage; and $557,000 previously raised capital in the form of convertible notes.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The Company's manufacturing terms require less than 30% down payment in order to start production runs. Additionally, the Company maintains a line of credit up to $25,000 with the potential for increases with its primary software development firm. These agreements are beneficial to the Company's financial condition.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 400,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $400,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 10, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $400,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Fund America.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Ray Masavage
Relationship to the Company	Father of Shaun Masavage, CEO.
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	N/A
Description of the transaction	Personal loan from Ray Masavage, father of Shaun Masavage, to finance inventory production prior to receiving accounts receivable funds. The loan terms included zero interest and infinite term. This occurred in 2015 and has been paid back in full.
Related Person/Entity	Ray Masavage
Relationship to the Company	Father of Shaun Masavage
Total amount of money involved	$14,000.00
Benefits or compensation received by related person	4% one-time fee on loaned amount
Benefits or compensation received by Company	N/A
Description of the transaction	Personal loan from Ray Masavage, father of Shaun Masavage, to finance inventory production prior to receiving accounts receivable funds. The loan terms included a one time 4% fee, zero interest, and an infinite term. This occurred in 2015 and has been paid back in full.
Related Person/Entity	Bruce Borko
Relationship to the Company	Father of Brandon Borko
Total amount of money involved	$35,000.00
Benefits or compensation received by related person	2% one-time finance charge/fee and a 5% APR after two (2) months from effective date.

Benefits or compensation received by Company	N/A
Description of the transaction	Personal loan from Bruce Borko, father of Brandon Borko, to finance inventory production prior to receiving accounts receivable funds. This occurred in 2016 and has been paid back in full.

Securities

Related Person/Entity	Amy & George Wilson
Relationship to the Company	Mother & Step-Father of Shaun Masavage
Total amount of money involved	$4,500.00
Benefits or compensation received by related person	No special benefits. Their investment is the same as the Seed Round 1 convertible note document terms.
Benefits or compensation received by Company	N/A
Description of the transaction	Investment as part of Seed Round 1

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Shaun Masavage
(Signature)

Shaun Masavage
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Shaun Masavage
(Signature)

Shaun Masavage
(Name)

Managing Member
(Title)

September 8, 2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Video Transcripts

Exhibit C   Offering Page

EXHIBIT A

Financial Statements

Edge Tech Labs, LLC
Financial Statements
December 31, 2016

Contents:

Stitely & Karstetter
Certified Public Accountants and Business Advisors

Accountants' Compilation Report

To the Members
Edge Tech Labs, LLC
Arlington, Virginia

We have compiled the accompanying balance sheet of Edge Tech Labs, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Stitely & Karstetter

Stitely & Karstetter, PLLC
August 31, 2017

14016-D Sullyfield Circle · Chantilly, Virginia 20151 · 703-802-2309 · Fax 703-802-2306 · www.skcpas.com

Edge Tech Labs, LLC

Balance sheet
as of December 31, 2016

Assets
Current assets

Cash	$	99,330
Accounts receivable		11,568
Inventory		46,638
Total current assets		157,536

Furniture, fixtures, equipment, and software		71,274
Less: accumulated depreciation and amortization		(16,930)
		54,344
Total assets	$	211,880

Liabilities and members' equity
Liabilities
Current liabilities

Accounts payable	$	16,632
Accrued interest payable		34,072
Current portion of long term convertible debt		307,500
Total current liabilities		358,204

Long term convertible debt		210,000
Total liabilities		568,204
Members' equity		(356,324)
Total liabilities and members' equity	$	211,880

See accountants' compilation report and notes to financial statements.

Edge Tech Labs, LLC

Statement of income and changes in members' equity
for the year ended December 31, 2016

Sales	$	339,964
Cost of goods sold		158,739
Gross profit		181,225
Selling, general, and administrative expenses		
Guaranteed member payments		127,478
Depreciation and amortization		14,539
Bank charges		2,249
Communications		29
Dues and subscriptions		981
Insurance		6,578
Professional fees		23,010
Marketing		5,209
Office expenses		3,357
Postage and delivery		5,651
Taxes and licenses		663
Rent		35,173
Research and development expenses		23,041
Subcontractors		30,613
Travel		2,472
Meals and entertainment		1,174
Total selling, general, and administrative expenses		282,217
Income (loss) from operations		(100,992)
Other income (expense)		
Interest expense		(29,441)
Net income (loss)		(130,433)
Beginning members' equity		(225,891)
Ending members' equity	$	(356,324)

See accountants' compilation report and notes to financial statements.

Edge Tech Labs, LLC

Statement of cash flows
for the year ended December 31, 2016

Cash flows from operating activities		
Net income (loss)	$	(130,433)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation and amortization expense		14,539
Change in accounts receivable		(11,568)
Change in inventory		(46,121)
Change in accounts payable		(21,942)
Change in accrued interest payable		29,441
Net cash provided (used) by operating activities		(166,084)
Cash flows from investing activities		-
Cash flows from financing activities		
Proceeds from issuance of convertible debt		171,343
Net cash provided (used) by financing activities		171,343
Net increase (decrease) in cash		5,259
Cash, beginning of year		94,071
Cash, end of year	$	99,330

See accountants' compilation report and notes to financial statements.

Edge Tech Labs, LLC
Notes to Financial Statements
For the year ended December 31, 2016

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Edge Tech Labs, LLC is an independent limited liability company organized under the laws of the state of Virginia. The Company was organized in August 2013 and began business in January 2015. The Company is engaged in the creation and implementation of cloud based, web accessed software and the sale of products developed based on the software. The company has developed a consumer application to test for blood alcohol as well as a consumer music application and software to monitor vineyards. The Company's operations are located in Arlington, Virginia.

Basis of Accounting

The Company presents its financial statements on the accrual basis using accounting principles generally accepted in the United State of America. The Company's fiscal year end is December 31.

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Income taxes

The Company prepares its financial statements using the accrual method of accounting and its tax returns using the cash method of accounting. For income tax purposes, the Company is considered a partnership. Therefore, all taxable income flows through to the members of the LLC, and the members are individually taxed on the Company's taxable earnings. Thus, no income tax expense has been recognized in the accompanying financial statements.

Cash

The Company considers as cash all funds which have been deposited in federally-insured commercial checking or money market accounts.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company uses the direct write-off method of recognizing bad debt expense, which does not differ materially from generally accepted accounting principles. Under the direct write-off method, the Company records bad debt expense by analyzing the collectability of each of its accounts receivable and recording bad debt expense for those accounts not expected to be paid in full. In the financial statements, accounts receivable are stated at gross amounts with a corresponding allowance which is based on the Company's estimate of those accounts which will not be collected in full. As of December 31, 2016, management of the Company believes all of its accounts receivable are collectible.

Inventory

As of December 31, 2016, inventory consisted of products related to a software application. Inventory is valued at cost using the first-in, first-out method.

Furniture, fixtures, equipment, and software

Furniture, fixtures, equipment, and software are stated at cost less accumulated depreciation. The Company capitalizes all individual asset purchases in excess of $2,500. Depreciation is calculated over the useful lives of the assets using an accelerated method acceptable under accounting principles generally accepted in the United States of America. The estimated useful lives of the assets are as follows:

Software	3 years
Furniture and fixtures	7 years
Office equipment	5 years

Revenue Recognition

The Company recognizes revenue using the accrual method. Revenue from product sales is recognized upon delivery and acceptance of the customer. Revenue from services is recognized at the end of projects at customer acceptance. Revenue from service contracts is recognized ratably over the life of the contracts.

Advertising

The Company recognizes advertising expense as incurred in conformity with accounting principles generally accepted in the United States of America.

Note 2 – Subsequent Events

Management has evaluated, for the disclosure in the financial statements, the existence of material subsequent events as of August 22, 2017, which is the date these financial statements were available to be issued.

Note 3 - Evaluation of Uncertain Tax Positions

Management believes that it has taken no income tax positions, which meet the criteria for reporting as uncertain income tax positions.

Note 4 – Tax Years Open To Audit

The tax years open to audit by federal and state taxing authorities are 2016 and 2015.

Note 5 – Long term convertible debt

During 2015, the company entered into convertible notes payable that mature on varying dates in 2017. The total amount of the notes was $307,500, and the notes bear interest at an annual rate of 8%. Upon maturity, the notes are convertible into membership equity.

During 2016, the company entered into convertible notes payable that mature on varying dates in 2018. The total amount of the notes was $210,000, and the notes bear interest at an annual rate of 8%. Upon maturity, the notes are convertible into membership equity.

During 2017, the company entered into convertible notes payable that mature on varying dates in 2019. The total amount of the notes was $40,000, and the notes bear interest at an annual rate of 8%. Upon maturity, the notes are convertible into membership equity.

Note 6 – Leases

The company leases its office space under a lease that was renewed May 31, 2017 and expires May 31, 2018. The monthly payment under the lease is $2,275 per month.

EXHIBIT B

Video Transcripts

Hi- I'm Shaun Masavage, CEO of Edge Tech Labs.

As you can see, Edge Tech Labs isn't your usual one-track company. We're a full stack product powerhouse that's bringing state-of-the-art technology to niche market gaps.

We bring our products to market using a distinct and tested strategy.

First, we define the global market with crowdfunding.

We expand distribution through regional connections, many of which are found during the crowdfunding campaigns.

Finally, we ramp up sales using targeted marketing based on feedback from our thousands of initial customers.

So what brands do we currently have in the market? I'll pass it off to John to talk about them.

Hi- I'm John Tolly, CTO of Edge Tech Labs.

Our first product, DrinkMate, was launched in 2014. It's a miniature smartphone breathalyzer… the smallest in the world and powered by your phone.

We're now expanding the DrinkMate brand to include Happy Hour Hunter, a feature which shows you active food and drink deals immediately around you.

Next, is Fret Zealot, which is an LED accessory for your guitar that shows you exactly how to play, well… everything!

You get the guitar of your dreams, stick a Fret Zealot on it, and you're all set! Bluetooth links it to your phone where you can control notes, chords, songs, scales, etc. Anything can be displayed in any color.

Last, but not least, we have VineTracks. This is a wireless sensor network for vineyards and grape farms. The hardware is subscription based with no up-front installation costs.

Fields can have as many sensor nodes as desired and the data is streamed into a convenient dashboard where owners can make real-time and meaningful decisions about their crops.

At Edge Tech Labs, we're bringing never-before-seen innovation to markets that desperately need an overhaul. We leverage common technologies across each of our brands, which gives us a lean operating model and a hefty competitive advantage.

Thanks for taking the time to learn more about Edge Tech Labs!

This is Fret Zealot. Fret Zealot is a state-of-the-art LED addition to your guitar. It fits just above the frets and shows you exactly where to put your fingers to play anything you can imagine!

Let's take a look at how learning to play guitar usually turns out.

You head to your local music store and pick out a guitar. It's beautiful. You love it and you couldn't be more excited to get started.

You get home and immediately try to play something. You're prepared- you have your books, tablature, online videos, websites, everything… or so it seems.

After hours of dedicated attention, the frustration sets in. You've done everything right! What's wrong?

The problem is simple: human nature. You naturally want to be shown exactly what to do. So, that's what we did.

Add a Fret Zealot to your guitar and it shows you exactly where you put your fingers so all you have to do is strum or pick. It cannot be any simpler.

Use the smartphone app to select what you'd like to play and you're instantly ready to rock.

You can display chords, notes, scales in any key, and of course, any light show you can imagine for those fun times.

Or use "AI mode" to have the next finger location displayed automatically after you strum.

LED technology has only recently progressed enough to make Fret Zealot possible. Fret Zealot is only half the height of your guitar's frets! That means there will be absolutely no interference with the strings or your hand as you play.

Fret Zealot was engineered with musicians in mind. You pick the playing style and Fret Zealot teaches you. The connections between each fret are on the top side of the guitar where your hand doesn't slide, but even if you get into some advanced playing techniques, the sleek coating seamlessly aligns with your guitar neck so it is not noticed.

Fret Zealot lets you learn guitar fast and intuitively.

Whether you're a first time player or experienced, Fret Zealot works for anyone with any guitar.

What's next is up to you!

Go ahead- turn it up to 11

Oh hey! Glad you're here! Come on- we're late. So it took a while, but we're proud to say we've finally created an iPhone version of DrinkMate, the smallest breathalyzer in the world. With DrinkMate, our goal is to help you make better decisions after drinking while still being fun and convenient at the same time. Let's take a look!

Using DrinkMate is simple, even in a [*clears throat*] compromised state. Plug it into your iPhone's Lightning port and the app takes it from there. After a few seconds warming up, you're ready to blow. The app allows users to connect with their friends, partner apps, and many features in development. The DrinkMate app focuses on connecting you with your social circles. The more people who are aware of their current BAC and location, the safer the group is as a whole… and it's fun!

Keys to DrinkMate's success are its ease of use and, of course, its low price. We recognized that in order to help people make better choices, we needed to utilize their friends and social groups to influence their decisions, so we've developed patent pending technology that makes DrinkMate completely shareable with no mouthpiece. It's pretty slick, too!

DrinkMate was first released on Android as a proof of concept. We took that version and improved the circuit, design, and packaging to create a fully retail version, which is now ready to be released for iPhone. We built a custom calibration and quality testing machine for our factory and now meet Apple's stringent requirements for manufacturing products for iOS.

Join us and thousands of other DrinkMate users around the world in having fun, while being safe.

Cheers!

DrinkMate, It's Got Your BAC! [*BAC pronounced like "back"*]

EXHIBIT C

Offering Page

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Edge Tech Labs

Three amazing brands, one special company with a proven global strategy

SOCIAL IMPACT   EDUCATION   ENTREPRENEURSHIP   SCIENCE   CLIMATE CHANGE   HARDWARE   AGRICULTURE   MUSIC



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Deal Highlights

- $500k Trailing Twelve Month (TTM) revenue with $365k Year-to-date (YTD)

- 200% revenue growth from 2015 to 2016 and on track to do the same this year

- 3 products in market: Fret Zealot, DrinkMate, & VineTracks

- Global distribution network with users in 110+ countries

- Previously raised $550k in seed investment

- Multiple revenue streams for each product

Three Brands, One Company

Deal terms

Funding goal	Investment size
$50K – $400K	min $100, max $107K

Type of security
Crowd Safe · Learn more

Discount	Valuation cap
20%	$4,000,000

Perks

Get additional perks from Edge Tech Labs for your investment

There is a lack of innovation in middle-sized (~$1B per year) markets. We've developed a strategy for launching products effectively, efficiently, and successfully.

Edge Tech Labs is a full-stack software and hardware company that specializes in bringing state-of-the-art products to these niche markets gaps.

We are a diversified holding company that has full control over each of our brands. By leveraging similarities and technological overlaps between different products, we gain significant competitive advantages in both our operating models and pricing.

Entire product brands are designed, developed, and delivered.



We use a distinct and tested strategy:

1. Define global market with crowdfunding
2. Expand distribution through regional connections
3. Ramp up sales using targeted marketing based on customer feedback

KICKSTARTER INDIEGOGO

THANKS TO ALL OF OUR BACKERS!

3	$544,109	6,583
Campaigns	Funds Raised	Amazing Backers

Brand Overview



LED accessory for your guitar that shows you exactly where to put your fingers



An addictive tool for finding local happy hour food and drink deals plus miniature smartphone breathalyzer



INVEST
$100

RECEIVE
Personalized thank you from the founders + listing on our website (with your consent)

INVEST
$500

RECEIVE
All of the above + Fret Zealot sticker & DrinkMate coozie

INVEST
$1,000

RECEIVE
All of the above + Complementary DrinkMate or any desired customized accessories from our brands

INVEST
$2,500

RECEIVE
All of the above + Complementary Fret Zealot

INVEST
$5,000

RECEIVE
Complementary products + lunch with the team.

INVEST
$10,000

RECEIVE
All of the above + access to exclusive updates and beta products.

INVEST
$25,000

RECEIVE
All of the above + free flight to DC (up to $400 value) for an office tour and meal with the team.

INVEST
$50,000 or more

RECEIVE
All of the above + Major investor designation (see Form C for details).

Documents

Official filing on SEC.gov

Form C

VINETRACKS Wireless sensor network for vineyards and grape farms

Company documents

No documents added yet.

Press



Fret Zealot





FRET ZEALOT
The Next Generation Guitar Learning System
www.FretZealot.com

Fretted instruments are a **$1.5 Billion** industry in the USA alone with over 2.6 million guitars being sold each year.

Customer Value Proposition



Costs less
than 2 months of lessons



Universal
to all full-size guitars



Cloud-based
mobile platform & community

The perfect price point

100% margins for us on wholesale, 100% margin for retailers as well.

1,700 orders YTD with great expectations for this upcoming holiday season.

Want more product specifications? Check out our website or crowdfunding campaign.

Product Expansion Plans for 2018:

- International distributors to stock physical stores
- Sponsored and premium content in the mobile apps
- 2018: Bass and Ukulele versions of Fret Zealot released

DrinkMate & Happy Hour Hunter



DrinkMate
Warming Up
8.2
DrinkMate
0.021
% BAC
FACEBOOK
TWITTER
GO AGAIN
MENU
PICTURE
Measurement History
ChapStick
DRINKMATE
DRINKMATE
It's Always Got Your BAC!
www.GetDrinkMate.com



DRINKMATE

Customers	Measurements	Countries
30,000	500,000	110

Hover over area
Most Active Countries
USA
RUS
AUS
FRA
TWN
Most Recent 25,000 Readings
Last 24 Hours
Last 7 Days
Last 30 Days
Filter by Date
Filter by Time
Filter by % BAC

Click the image above to check out the LIVE DrinkMap!



HAPPY HOUR HUNTER

Living map of local deals

\- - - - - - - - - - - - -

You will never miss out again.

Crowd-sourced information

+

Crowd-sourced updates

=

Never out of date

HAPPY HOUR HUNTER
BREATHALYZER
Happy Hour Hunter
List
Map
Saved
Charlottesville
South Street Brewery
$3.50 Pints
4:30 PM - 6:30 PM
96.2 Miles
Search This Area

DRINKMATE

A must-have accessory for mobile platforms

HAPPY HOUR HUNTER

Happy Hour Consumer Statistics

46% - drawn in by low **drink** prices
41% - drawn in by low **food** prices
26% - low-cost **alternative** to dinner out
43% - see them as a way to **relax**
38% - used as a social gathering for **friends**
28% - meeting with **colleagues**

Happy Hour
Spirits 13%
Beer 54%
Wine 33%
Late Night
Spirits 26%
Beer 54%
Wine 20%
These dayparts can make up 1/3 of total alcohol sales and should be viewed as incremental driver of growth

Quick Stats
Total Profiles: 12037
Total Readings: 465528

Over 12,000 registered users and growing

"Happy hour and late night can generate up to one-third of adult beverage sales"

We provide the advertising tool to connect establishments with their target audiences

Learn more DrinkMate specifications at our website.

VineTracks



VINETRACKS
Vineyard Sensors

Business Model



Subscription-based
Hardware offering



Edge Tech Labs
owns data & models



Predictive
crop yield forecasting



VINETRACKS
Active Node:
Crozet VA 22932 USA
72.12 F
MAP
OVERVIEW
TEMPERATURE
HUMIDITY
SOIL
PRESSURE
Node 24
SEASONS AVERAGE
Temperature 5%
Pressure 10%
Humidity 4%
Soil 2%
VINETRACKS
Vineyard Visibility & Insight Solutions
VN100300
Temperature, Humidity, and Pressure Transmitter
Features & Benefits
EDGE TECH LABS

Wine is a **$35 Billion** industry in the USA alone

Growers invest in technology to ensure their product is best


Number of U.S. Wineries and Total Production
US Wineries
7,600
7,400
7,200
7,000
6,800
6,600
6,400
6,200
6,000
5,800
5,600
6,258
6,441
7,090
7,425
July 2009
July 2010
July 2011
July 2012
Total Production (Cases)
320,000,000
300,000,000
280,000,000
260,000,000
240,000,000
220,000,000
200,000,000


Main wine-producing countries in the world
Wine production, 2009 (US$ millions)
16541 to 22745
5901 to 16540
2601 to 5900
1041 to 2600
46 to 1040
US
Mexico
Brazil
Chile
Uruguay
Argentina
Russia
China
South Korea
Japan
India
South Africa
Australia
New Zealand
Belgium
Germany
Ukraine
AUT
HUN
Moldova
Georgia
France
CHE
HRV
Romania
Bulgary
PRT
Spain
Italy
Greece
Turkey

$35 - $50 per month per sensor
Year 1: 60 – 70% Net PM
Year 2+: 80 – 90% Net PM

ETL Install Cost
Payback in: < 7.5 mo
System life: > 5 yr

Customer Value Proposition
- Zero deployment costs
- Free hardware… forever!

Diversification while leveraging **development commonality** is key to success in the modern market

Our products have at least two viable revenue streams

DRINKMATE
Hardware Sales
Data Sales
Gov't Research Grants

HAPPY HOUR HUNTER **(New Digital Feature)**
Data Sales
Advertising Revenue

VINETRACKS
Data Subscription Model
Hardware Sales
Global Data Sales

FRET ZEALOT
Hardware Sales
Sponsored Content
Premium Content

200% Growth from 2015 to 2016 and increasing


Revenue in Thousands ($)
1000
750
500
250
0
2015
2016
2017
2018

Scalable Overall Business Model

Technology

We understand great products are built from the ground-up, this means having solid **hardware**, **firmware**, and **interfacing** skills. All of our technology is designed in our labs in Arlington, VA.



Our engineers have expertise across the board and we don't compromise in our pursuit of the optimal system. Whether it's front-end or back-end, the best technology is leveraged for each product platform we develop.

Logistics

Our **global development pipeline** is our strength. It could not have been developed without multiple brands due to economies of scale.



We are insulated from market shifts and can weather supply chain disruptions. We have multiple factories, warehouses, and teams at our disposal.

Our Core Technologies

Infrastructure



Amazon EC2



AWS Lambda



Elastic Load Balancing

Database



MongoDB



Couchbase



InfluxDB

Web & API Frameworks



Node JS



Django



PHP

Customer Experience



React



iOS



Android

Product Release Timeline



2015
2016
2017
2018
DRINKMATE
Release for Android
DRINKMATE
Release for iPhone
HAPPY HOUR HUNTER
Summer Release
VINETRACKS
Development start
VINETRACKS
Field testing
VINETRACKS
Commercial deployments
FRET ZEALOT
Fall Release
FRET ZEALOT
New instrument versions

We're focusing on building our existing brands for the time-being. We chose these three brands very deliberately in order to leverage **economies of scale for manufacturing** and better weather **market shifts**. We likely won't introduce a new brand until 2019 unless one of our existing brands is acquired.

Use of Funds


Use of Funds
Trade Shows / 8.0%
8%
Advertising 13.0%
13%
Manufacturing 30.0%
30%
Software Dev 21.0%
21%
15%
Professional Fees 15.0%
13%
R&D 13.0%

Organization Layout


Shaun Masavage CEO
John Tolly CTO
Brandon Borko Manufacturing Feasibility
Elgie Magallano Customer Support
Chris Proctor Sales Director
Brllnt 4 person marketing team
DRINKMATE
VINETRACKS
FRET ZEALOT
Arpit Khandelwal Program Manager
Rishabh Shah Project Manager
Samir Puranik Project Manager
Arpit J. Project Analyst
Rahul C. iOS Dev
Shivan S. Android Dev
Hariom Web Designer
Srinivas K. Android Dev
Vishan Back-end
Aliasgar P. Back-end
Zoeb S. iOS Dev
Leo Zhang On-Site Manufacturing Manager
Production
Logistics
Guo Jian Yong Factory Manager
Jane Chen Factory Manager
Frances Lee Shipping Manager
Danny Design Manager



Shaun Masavage
CEO & Founder

Firstly, thank you for taking the time to learn about us! Building this company has been a wild and exciting ride. I was raised on horse farms in rural Virginia and when it came time to choose a college, I was lucky enough to have the University of Virginia available to me with in-state tuition. There I studied engineering, lead various design teams to competitions across the country, and discovered a passion for building products in unconventional ways.

When I graduated, I took my own version of a miniature "gap year" where I worked and lived on the USNS Mercy for 4 months as it traveled around Southeast Asia. I supervised Navy Seabees as we did humanitarian construction (mostly clinic and orphanage re-building) and gained an international perspective on what's possible when you put your mind to it. This experience is what inspired the global nature of Edge Tech Labs' products and work force.

Edge Tech Labs was created out of the visions of myself and my two other co-founders, John Tolly and Brandon Borko. I started this company with DrinkMate, Brandon spent 5 years refining Fret Zealot, and John wanted to bring low-cost wireless sensors to commercial markets. Building any product requires an immensely cross-functional team, so we teamed together to avoid any potential technological expertise gaps.

This company is our life and we're asking for you to join us in accomplishing our vision of launching the forward-thinking brands everyone deserves. Thank you!

-Shaun



EDGETECHLABS

DRINKMATE VINETRACKS FRET ZEALOT

Join us in our quest to grow forward-thinking brands that everyone deserves

Invest in Edge Tech Labs

About Edge Tech Labs

Full Name
Edge Tech Labs

Founded
Aug 2013

Form
Virginia LLC

Employees
10

Website
http://www.edgetechlabs.com/





Social Media

Headquarters

Army Navy Country Club
PENTAGON CITY
AURORA HIGHLANDS
Ronald Reagan Washington National Airport
395
2221 South Clark Street , Arlington, VA
Map data ©2017 Google

Edge Tech Labs team

Everyone helping build Edge Tech Labs, not limited to employees



Shaun Masavage
CEO

DC-based engineer turned entrepreneur. With years of industry engineering experience including the U.S. Navy and private sector, he founded Edge Tech Labs in 2013 and has been growing it ever since.





John Tolly
CTO

Former Co-founder & CTO at Sideline Genius and Director of Engineering at The Tolly Group. He has years of industry experience and responsibility in systems engineering, benchmarks, development, and design. He is obsessed with Python.





Chris Proctor
Sales Director

Chris uses his extensive industry sales experience to manage our sales teams and ensure we achieve our sales, revenue, and profit objectives. He makes sure we keep our eyes on the prize (i.e. end goals).





Allan Regis
Mechanical Design Engineer

As a 3D modeling guru, Allan puts meticulous detail into the physical enclosures and display systems for our products.





Leo Zhang
Manufacturing Lead

All our products pass under Leo's eyes on site at our various factories prior to getting shipped. He ensures our quality is never compromised and manufacturing schedules and relationships are maintained.



Brandon Borko
Manufacturing Feasibility Expert

Brandon has a perfect trifecta of experience in hardware, firmware, and computer science. He makes sure our products are state-of-the-art in their industries.



Elgie Magallano
Customer Service

Elgie is a rock star for our customer support systems. She ensures we respond to 100% of customer inquiries and go well above industry expectation of company interactions.



Thomas Ciccarelli
UX/UI Designer

Proper design guidelines are essential to any game changing product. Tom's unmatched eye for good design keeps us on top with our branding, UX, and UI.



Velan Thillairajah
Business Advisor

"V" was one of the earliest believers in Edge Tech Labs. He's been our go-to for big business questions as we expanded and grew.



Xiaoqi Deng
Firmware Engineer



Arpit Khandelwal
Software Program Manager (Systango)



Arpit Jain
Quality Assurance Manager (Systango)



Rishabh Shah
Project Manager (Systango)



Srinivas Kalyani
Systems Developer (Systango)

Press



DrinkMate Is A Tiny, Plug-In Breathalyzer For Android Devices

TechCrunch · Aug 29, 2017

Devices that plug into smartphones to augment the built-in sensors with additional smarts are continuing to make their way to market, man...

♥ 0   💬 0



7 Questions for the Inventor of DrinkMate, a Tiny Breathalyzer

& Food & Wine · Jun 22, 2017

Food & Wine goes way beyond mere eating and drinking. We're on a mission to find the most exciting places, new experiences, emerging tren...

♥ 0   💬 0



In the Home Stretch, Creator Award Finalists Perfect Their Pitch - Creator by...

Creator by WeWork · Mar 26, 2017

After leading her nonprofit for a decade, Cristi Hegranes had perfected her pitch. She knew just how to describe her organization's work ...

♥ 0   💬 0



LED lights on a fretboard seem like the obvious way to learn guitar

The Verge · Feb 7, 2017

Fret Zeppelin is going to tech you how to play guitar through fiber-optic LED lights. Instead of relying on an instructor or a specialize...

♥ 0   💬 0



Meet Fret Zeppelin, an LED-Based Learning System for Standard Guitars

Guitar World · Jan 25, 2017

Earlier this month, DC-based Edge Tech Labs launched a Kickstarter campaign for a little something called Fret Zeppelin. Right off the ba...

♥ 0   💬 0



Smart guitar accessory Fret Zeppelin uses LEDs to unleash your inner rock god

Digital Trends · Jan 12, 2017

We loved Guitar Hero back in the heady days of 2008, with its simple gameplay dynamic of colored buttons to press on your guitar-controll...

♥ 0   💬 0



'Smallest breathalyser in the world' developed for Android smartphones

Mail Online · Sep 17, 2014

DrinkMate plugs into Android phones and displays Blood Alcohol Content BAC is a measure of how much alcohol is present per unit of blood ...

♥ 0   💬 0



7 Tech Projects That Could Revolutionize Your Daily Life

Mashable · Sep 13, 2014

Smartphones, Wi-Fi and wearables can only go so far. Sometimes the problems of day-to-day life don't have a tech solution. Well, until no...

♥ 0   💬 0



Tiny Breathalyzer Plugs into Your Phone - PSFK

PSFK · Sep 9, 2014

Presenting perhaps the smallest and lightest alcohol breath detector in the world Despite the availability of breathalyzer devices on the...

♥ 0   💬 0



DrinkMate is a Mini Android Breathalyser That You Can Keep on Your Keys

Gizmodo UK · Aug 31, 2014

We've seen smartphone breathalysers before, some exclusive to iPhones and some that work on iOS and Android. The thing is that these are ...

♥ 0   💬 0



Fret Zeppelin Device Teaches Guitar in Sixty Seconds > ENGINEERING.com

Engineering

Shaun Masavage, John Tolly and Brandon Borko from Edge Tech Labs all had a passion for music and specifically the guitar. Shaun was a tab...

♥ 0   💬 0

Watch the coolest inventions of 2017 in action

Red Bull

See five of the best crowdfunded inventions of the year so far in action in this video.

♥ 0   💬 0

FAQ

Why three products instead of one?   >

How do we decide which products to create/work on?

What's our exit strategy?

Still have questions? Check the discussion section.

Why three products instead of one?

It all comes down to **economies of scale** and **risk management**. When you hire factories to make products and they see you have a diverse portfolio, you can bet that you'll get competition-beating prices and superior quality because they want your business for other products. The diversification also reduces risk due to market shifts or supply chain failures. For example, in 2016 Apple had a massive 6 month supply chain failure for Lightning connectors, which affected our DrinkMate product. Instead of fretting, we simply shifted our focus temporarily to Fret Zealot and our other brands.

Risks

No risk disclosures have been provided yet.

Discussion

There hasn't been any discussion yet.

Edge Tech Labs

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Shaun Masavage
CEO & Founder

Firstly, thank you for taking the time to learn about us! Building this company has been a wild and exciting ride. I was raised on horse farms in rural Virginia and when it came time to choose a college, I was lucky enough to have the University of Virginia available to me with in-state tuition. There I studied engineering, lead various design teams to competitions across the country, and discovered a passion for building products in unconventional ways.

When I graduated, I took my own version of a miniature "gap year" where I worked and lived on the USNS Mercy for 4 months as it traveled around Southeast Asia. I supervised Navy Seabees as we did humanitarian construction (mostly clinic and orphanage re-building) and gained an international perspective on what's possible when you put your mind to it. This experience is what inspired the global nature of Edge Tech Labs' products and work force.

Edge Tech Labs was created out of the visions of myself and my two other co-founders, John Tolly and Brandon Borko. I started this company with DrinkMate, Brandon spent 5 years refining Fret Zealot, and John wanted to bring low-cost wireless sensors to commercial markets. Building any product requires an immensely cross-functional team, so we teamed together to avoid any potential technological expertise gaps.

This company is our life and we're asking for you to join us in accomplishing our vision of launching the forward-thinking brands everyone deserves. Thank you!

-Shaun



Join us in our quest to grow forward-thinking brands that everyone deserves

Invest in Edge Tech Labs